UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April, 2008
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

Not applicable.

APPOINTMENT OF DIRECTORS AND PRINCIPAL OFFICERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 17.1

Item 5.02(b) and (c)
APPOINTMENT OF EXECUTIVE DIRECTORS AND PRINCIPAL OFFICERS
The Board of Directors (the “Board”) of Wipro Limited (the “Company”) has inducted Mr. Girish S. Paranjpe and Mr. Suresh Vasawani to the Board and has also appointed each of them as the Joint Chief Executive Officers (IT Business) and Directors, effective from April 18, 2008. Mr. Girish S. Paranjpe has been with the Company in several positions for the last 18 years and most recently he was the President of the Banking, Financial Services and Insurance Business Unit of the Global IT Business of the Company. Mr Suresh Vaswani has served as President-Global IT Service Lines, Wipro Technologies and President of Wipro Infotech since December 2000, and has served with us in other positions for the last 20 years.
The Board has also inducted Mr. Suresh C. Senapaty as Chief Financial Officer and Director, effective April 18, 2008. Mr. Suresh has served as the Chief Financial Officer of the Company since 1995 and has been with the Company for the last 28 years.
Attached as Exhibit 17.1 is a copy of the press release as issued by the Company on April 18, 2008 to announce the above stated changes.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED
/s/ Azim H. Premji
Azim H. Premji
Chairman of the Board and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer & Director

Dated: April 23, 2008

INDEX TO EXHIBITS

Exhibits

17.1	Press Release dated April 18, 2008 filed herewith.